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                      January 25, 2024

       Xin Jin
       President and Chief Financial Officer
       Arem Pacific Corporation
       271 Blackburn Road
       Mount Waverly
       Victoria, Australia 3149

                                                        Re: Arem Pacific
Corporation
                                                            Form 10-K for
Fiscal Year Ended June 30, 2023
                                                            File No. 333-207099

       Dear Xin Jin:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                      Sincerely,


                      Division of Corporation Finance

                      Office of Trade & Services